Exhibit 99.2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries plc
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Louis GRIES
Date of last notice	22 September 2016

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	30 November 2016
No. of securities held prior to change	543,038 ordinary shares/CUFS registered in the name of the Director (of which 26,009 are in a holding lock until 17 March 2017, 32,678 are in a holding lock until 14 September 2017, 28,020 are in a holding lock until 16 September 2017, 33,358 are in a holding lock until 17 September 2017, 32,555 are in a holding lock until 16 September 2018, 16,659 are in holding lock until 19 September 2018 and 39,490 are in a holding lock until 20 September 2018).
Class	Ordinary shares/CUFS
Number acquired	Not applicable

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number disposed	139,000 ordinary shares/CUFS sold on 30 November 2016.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$2,899,393.71
No. of securities held after change

Current relevant interest is:

•  404,038 ordinary shares/CUFS registered in the name of the Director (of which 26,009 are in a holding lock until 17 March 2017, 32,678 are in a holding lock until 14 September 2017, 28,020 are in a holding lock until 16 September 2017, 33,358 are in a holding lock until 17 September 2017, 32,555 are in a holding lock until 16 September 2018, 16,659 are in holding lock until 19 September 2018 and 39,490 are in a holding lock until 20 September 2018).

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

The on-market sale of ordinary shares/CUFS in compliance with James Hardie stock accumulation policy.

Following the sale, the shareholding of the Director is currently more than 150% of his Board-approved shareholding target.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to issued ordinary shares/CUFS upon satisfaction of certain conditions.
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Current interests in contracts are: • 771,019 Relative TSR RSUs; and • 682,086 ROCE RSUs
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	No Change. Current interests in contracts remains: • 771,019 Relative TSR RSUs; and • 682,086 ROCE RSUs

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3